FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated March 8, 2006, regarding the Financial Statements as of December 31, 2005.

Item 1

Buenos Aires, March 8, 2006

Messrs.

Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Comisión Nacional de Valores [National Securities Commission of Argentina

Ref: Financial Statements as of December 31, 2005

YPF S.A. announced that the Board of Directors of YPF Sociedad Anónima approved, in its meeting held on March 8, 2006, the financial statements for the period ended December 31, 2005.

Hereinbelow, you will find the relevant information related to the YPF Financial Statements:

Profit (in Million Pesos)
Net Profit before income tax	8,489
Income Tax	(3,152)

Net Profit for the period	5,337

Shareholders’ Equity as of December 31, 2005 (in Million Pesos)
Shareholders’ Contributions:
Subscribed Capital	3,933
Adjustment to Contributions	7,281
Issuance Premiums	640	11,854

Legal Reserve		1,530
Retained Earnings		9,162

Total Shareholders’ Equity		22,546

Item O – Shares which belong to the controlling group

As of December 31, 2005, the amount of shares that belong to the controlling group of shareholders rose to 389.543.836 shares, Class D, representing the 99,04% over the capital stock

Item P – Shares granting right to representative values of debt convertible into shares and/or shares purchase options. corresponding to the shareholder or the controlling group.

They do not exist.

Item q) Controlling shareholder:

Repsol YPF S.A., with legal address in Paseo de la Castellana 278, 28046 Madrid, España

In the same meeting, the Board of Directors decided to propose to the Shareholders Meeting the distribution of a dividend of $6 (Argentine pesos) per share and the creation of a reserve amounting of 2,710.3 million Argentine pesos for the distribution of future dividends, taking in consideration of the evolution of the Argentine financial and economical situation at the time of the Ordinary Annual Shareholders Meeting, which is scheduled to be held on April 28, 2006.

The Board of Directors also approved credit facilities to YPF Holdings (USA) for up to 100 million of dollars and Repsol YPF Brazil for up to 450 million of dollars. The interest rate to be applied will be based on the LIBOR plus a spread according to its risk.

In December 2005 the company has estimated a downward revision of 509 million barrels of oil equivalent (boe) in the oil and gas reserves in Argentina. The most significant downward revision was in the gas reserves of the Loma de la Lata field because the decline in pressure observed for this field in the last two years indicated that, a portion of the initial gas in place (IGIP) could not be recoverable with reasonable certainty under present technical, economic and operating conditions.

The financial statements include all the significant effects known till its approval date. .The implementation effects about the Committee recommendations are going to be analyzed by de Board of Directors as soon as they are being notified about them.

This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewable businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended December 31st, 2004 on file with the US Securities Exchange Commission. In particular, this announcement also contains statements regarding revisions to previous estimates of the proved oil and gas reserves of YPF and the estimated financial impact of these revisions. These revisions are being made in connection with the estimation of proved reserves at December 31, 2005. In addition, the audit committee of Repsol YPF is conducting an independent review of the circumstances regarding these revisions. The estimation of proved reserves involves complex judgments, including judgments about expected economic, technical and other operating conditions, and are subject to a variety of factors, many of which are beyond YPF´s control. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons. In addition, the statements contained in this announcement or prior dates may be revised in light of the results of the independent review being conducted by the audit committee. Cautionary Note to US Investors: The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

Sincerely yours,

by YPF S.A.

Carlos A. Olivieri

Economic-Financial Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 13, 2006	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer